

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 26, 2016

Doron Turgeman
Chief Executive Officer
Internet Gold – Golden Lines Ltd.
2 Dov Friedman Street
Ramat Gan 5250301, Israel

    Re: Internet Gold – Golden Lines Ltd.
        Form 20-F for Fiscal Year Ended December 31, 2015
        Filed April 19, 2016
        File No. 000-30198

Dear Mr. Turgeman:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

We note B Communications sold 115,500,000 shares of Bezeq subsequent to year-end, reducing its ownership percentage to 26.34% which is below the 30% minimum rate stated in the Permit to Control agreement. We also note your disclosure that pursuant to Article 3(a3) of the Communications Order the parties may maintain at least a 25% ownership interest in certain circumstances. Please tell us how the 25% ownership threshold was determined and who you obtained approval from prior to the reduction in holdings in order to continue to assert that you maintain de facto control over Bezeq.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Terry French at (202) 551-3828 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications